Certificate of Qualified Person – Matthew Andrews
I, Matthew Andrews, FAusIMM, as an author of this report entitled “NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” prepared for Pan American Silver Corp. (the Issuer) and dated effective as of March 24, 2026 (the technical report), do hereby certify the following:
1.I am Advisor, Environment at Pan American Silver Corp., with an office at 2100-733 Seymour Street, Vancouver, BC, V6B 0S6, Canada.
2.I graduated with a Bachelor of Chemical Engineering (Hons) from the University of New South Wales, Sydney, Australia, in 1993. I received a Master of Environmental Management from the University of New South Wales in 2005. I am a Fellow in good standing with the Australasian Institute of Mining and Metallurgy (AusIMM). I have 28 years experience in environmental management in the mining and resource industry.
3.I have read the definition of "qualified person" set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
4.I visited the La Colorada Property on multiple occasions since 2011 and most recently between August 11 and 12, 2025.
5.I am responsible for Sections 20 and 24.1.5 and share responsibility for related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 of the technical report.
6.I am not independent of the Issuer. I was a full-time employee of the Issuer and am now a consultant to the Issuer.
7.I have had prior involvement with the property that is the subject of the technical report in my role as Advisor, Environment and previously as the Vice President, Environment, of the Issuer.
8.I have read NI 43-101, and the sections of technical report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
9.At the effective date of the technical report, to the best of my knowledge, information, and belief, Sections 20 and 24.1.5 and related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 in the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Matthew Andrews
Matthew Andrews, FAusIMM    Dated: May 6, 2026